Exhibit 99.2

Execution Version

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT (this “Agreement”) is entered into as of July 17, 2025 (the “Effective Date”), by and among Equiniti Trust Company, LLC, a New York limited liability trust company, as Rights Agent (the “Rights Agent”), and SES, a société anonyme existing under the laws of the Grand Duchy of Luxembourg registered under number B81267 with the Luxembourg Registre de commerce et des sociétés (the “CVR Issuer”).

RECITALS

WHEREAS, the CVR Issuer and Intelsat S.A., a société anonyme existing under the laws of the Grand Duchy of Luxembourg registered under number B162135 with the Luxembourg Registre de commerce et des sociétés (“Indiana”), have entered into a Share Purchase Agreement, dated as of April 30, 2024 (as amended, amended and restated or otherwise modified from time to time, the “Purchase Agreement”);

WHEREAS, pursuant to the Purchase Agreement, the CVR Issuer has agreed to issue the CVRs contemplated in this Agreement, on and subject to the terms contained in this Agreement; and

WHEREAS, a registration statement on Form F-4 (No. 333-286828) with respect to the CVRs has been prepared and filed by the CVR Issuer with the U.S. Securities and Exchange Commission and has become effective in accordance with the Securities Act of 1933, as amended.

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions contemplated by the Purchase Agreement, the CVR Issuer and Rights Agent agree, for the equal and proportionate benefit of the holders of CVRs (collectively, the “Holders”), as follows:

ARTICLE I

DEFINITIONS; CERTAIN RULES OF CONSTRUCTION

Section 1.1 Definitions. All capitalized terms used in this Agreement without definitions shall have the respective meanings ascribed to them in the Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

“Action” means any claim, action, suit, inquiry, proceeding, audit or investigation by or before any Governmental Authority, or any other arbitration, mediation or similar proceeding.

“Affiliate” means, of any specified Entity, any other Entity directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Entity. For purposes of this definition, “control,” as used with respect to any Entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Entity, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition and Agreement, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Agreement” has the meaning set forth in the Preamble.

“Applicable Consideration” means, with respect to any Qualified Monetization, an amount equal to forty-two and one-half percent (42.5%) (the “Applicable Percentage”) of the cumulative Net Proceeds received by the CVR Issuer and its Affiliates between the date hereof and the Termination Date with respect to such Qualified Monetization. For illustrative purposes only, Exhibit B sets forth a sample calculation of Applicable Consideration.

“Applicable Expenses” means, as of any date of determination with respect to any Qualified Monetization, all reasonable and documented fees and expenses incurred (or estimated in good faith to be incurred) by the CVR Issuer and its Affiliates in connection with such Qualified Monetization to the extent not actually reimbursed as of such time, including, without duplication, (a) out-of-pocket legal, accounting, consulting and other advisor fees and expenses, (b) Tax Costs, (c) any sums directly attributed to requisite satellite costs (including launch and insurance), network costs and customer relocation costs (including cost of capital and interest costs) and (d) any transition costs incurred by the CVR Issuer or any of its Affiliates in connection with the repurposing of Applicable Spectrum. Applicable Expenses shall be reduced by any reduction in actual cash Taxes payable in the taxable period of the payment or accrual of any unreimbursed fees or expenses described in the prior sentence by CVR Issuer or any of its Affiliates and resulting directly from deductions arising from the payment of accrual of such unreimbursed fees or expenses, determined on a “with and without” basis with respect to any such fees or expenses paid or accrued, treating any such fees or expenses paid or accrued as the last item paid or accrued in the applicable taxable period.

“Applicable Spectrum” means the CVR Issuer and its Affiliates’ usage rights for up to 100 MHz of the C-Band downlink spectrum at 3.98–4.2 GHz; provided that, if after the date hereof the CVR Issuer or any of its Affiliates acquires, is acquired by or combines with (including in a Change of Control) any Entity (including Eutelsat S.A., Telesat Canada, Star One S.A. or any of such Entities’ Affiliates or Subsidiaries) (collectively, “Other Entities”), Applicable Spectrum shall not include any C-Band downlink spectrum of such Other Entities, and any monetization of such C-Band downlink spectrum shall not be included in the determination of Gross Proceeds, Net Proceeds or Applicable Consideration.

“Applicable Transfer” means a sale or transfer of Applicable Spectrum by the CVR Issuer; provided that a “sale” or “transfer” shall not include the provision of third party use rights with respect to Applicable Spectrum (e.g., a spectrum leasing arrangement); provided that such provision does not restrict the CVR Issuer’s and its Affiliates’ ability to monetize such Applicable Spectrum pursuant to an event of Qualified Monetization; provided, further, that if such provision of use rights partially restricts such monetization by the CVR Issuer (e.g., granting partial rights to monetization to such third party), the Applicable Spectrum shall be deemed sold or transferred only to the extent of such restriction.

“Assignee” has the meaning set forth in Section 6.3(a).

“Beneficial Interest” means, solely for purposes of and as used in Sections 2.2 and 2.3, with respect to any Beneficial Owner, the securities entitlement held by such Beneficial Owner in the CVRs it Beneficially Owns.

“Beneficial Owner” means, solely for purposes of and as used in Sections 2.3 and 2.5, any Person owning a securities entitlement with respect to CVRs registered to Cede & Co. (or such other nominee as may be selected by DTC), as nominee for DTC, which securities entitlement is held directly or indirectly through the book-entry system maintained by DTC and DTC Participants and which securities entitlement has not been ultimately credited to any other Person’s securities account. “Beneficially Owns”, “Beneficially Owned” and “Beneficial Ownership” shall have the correlative meanings.

“Board of Directors” means the board of directors (or other applicable governing body) of the CVR Issuer.

“Board Resolution” means a copy of a resolution certified by a duly authorized officer of the CVR Issuer to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Rights Agent.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required by applicable Law to be closed in New York, New York or the Grand Duchy of Luxembourg.

“Change of Control” means one or a series of related transactions (including by way of merger, purchase, amalgamation, consolidation, scheme of arrangement or other business combination transaction) pursuant to which a Person or group of Persons (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) acquires, directly or indirectly: (a) more than fifty percent (50%) of the voting power of the CVR Issuer (or the surviving entity in such transaction if such transaction is merger, consolidation or similar transaction and the CVR Issuer is a constituent party thereto); or (b) all or substantially all of the assets of the CVR Issuer and its Affiliates (taken as a whole and as measured by asset valuations or other fair market value determinations); provided that the foregoing references to Person shall be deemed not to include Affiliates of the CVR Issuer.

“Contracting Party” has the meaning set forth in Section 6.14.

“CVRs” means, collectively, the rights of Holders to receive a contingent cash payment pursuant to the terms of this Agreement.

“CVR Issuer” has the meaning set forth in the Preamble.

“CVR Payment Amount” has the meaning set forth in Section 2.5.

“CVR Payment Date” means any date a CVR Payment Amount is paid by the Rights Agent to the Holders pursuant to Section 2.5.

“CVR Register” has the meaning set forth in Section 2.3(a).

“Depository Agreement” means the Blanket Issuer Letter of Representations from the CVR Issuer to DTC, as the same may be amended or supplemented from time to time.

“Direct Owner” means any holder of CVRs who is registered on the CVR Register.

“Direct Owner Legend” means the legend on the account of each Holder of CVRs held in book-entry on the CVR Register in the form set forth on Exhibit A-1 hereto.

“Direct Registration CVRs” means CVRs held in book-entry on the CVR Register.

“Dispute Statement” has the meaning set forth in Section 2.4(b).

“Disputed Items” has the meaning set forth in Section 2.4(b).

“Disputing Holders” has the meaning set forth in Section 2.4(b).

“DTC” means The Depository Trust Company or any successor thereto.

“DTC Participant” means any Person that is reflected on the books and records of DTC as having a direct interest in the CVRs held of record by DTC.

“Effective Date” has the meaning set forth in the Preamble.

“Entity” means any corporation (including any nonprofit corporation), general partnership, limited partnership, limited liability partnership, syndicate, estate, trust, company (including any company limited by shares, limited liability company or joint stock company) or other association, organization or entity (including any Governmental Authority), and including any successor, by merger or otherwise, of any of the foregoing.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FCC” means the Federal Communications Commission, including any official bureau or division thereof acting on delegated authority, and any successor Governmental Authority performing functions similar to those performed by the Federal Communications Commission on the Effective Date.

“Final Payment Certificate” has the meaning set forth in Section 2.4(d).

“Fully Diluted Share Number” means 70,139,990.

“Global Security” means the global certificate or certificates issued to DTC as provided in the Depository Agreement, each of which shall be in substantially the form attached hereto as Exhibit A-2.

“Governmental Authority” means any U.S. or non-U.S. federal, national, supranational, state, provincial, local, or similar government, governmental, regulatory or administrative authority, branch, agency, committee, or commission or any court, tribunal, or arbitral or judicial body (including any grand jury).

“Gross Proceeds” means, with respect to any Qualified Monetization, any cash consideration, without duplication, that is actually received by the CVR Issuer or any of its Affiliates solely to the extent such consideration directly results from the final clearance or Applicable Transfer of Applicable Spectrum pursuant to such Qualified Monetization.

“Holders” has the meaning set forth in the Recitals. A Person shall cease to be a Holder hereunder at such time as it ceases to hold, directly or indirectly, Beneficial Ownership of any CVRs.

“Independent Advisor” has the meaning set forth in Section 2.4(c).

“Independent Advisor Costs” has the meaning set forth in Section 2.4(c).

“Indiana” has the meaning set forth in the Recitals.

“Law” means any statute, law, ordinance, regulation, rule, code, executive order, constitution, treaty, common law, injunction, judgment, decree, Order or other requirement or rule of law of any Governmental Authority.

“Majority of Holders” means, as of the time of determination, Holders of not less than a majority of the issued and Outstanding CVRs.

“Net Proceeds” means, with respect to any Qualified Monetization, an amount equal to (a) Gross Proceeds with respect to such Qualified Monetization, minus (b) the Applicable Expenses with respect to such Qualified Monetization.

“Non-Party Affiliates” has the meaning set forth in Section 6.14.

“Officer’s Certificate” means a certificate signed by an authorized officer of the CVR Issuer, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Order” means any order, writ, judgment, injunction, decree, ruling, stipulation, determination or award entered by or with any Governmental Authority.

“Outside Date” means the date that is seven and one-half (7.5) years after the date hereof; provided that, in the event (a) an Applicable Order has been issued prior to the Outside Date or (b) the CVR Issuer (or any of its Affiliates) enters into a definitive agreement in respect of an Applicable Transfer prior to the Outside Date, but Gross Proceeds resulting from any event described in the foregoing clause (a) or (b) have not been received as of the Outside Date, the Outside Date shall automatically be extended to the date on which all of the Applicable Consideration payable hereunder in respect of such event(s) has been deposited with the Rights Agent for further distribution to the Holders.

“Outstanding” when used with respect to CVRs means, as of the date of determination, all CVRs theretofore authenticated and delivered under this Agreement, except CVRs theretofore canceled by the Rights Agent in accordance with this Agreement or delivered to the Rights Agent for cancellation in accordance with this Agreement; provided that, for the avoidance of doubt, any CVRs owned by the CVR Issuer or any Affiliate of the CVR Issuer (other than any CVRs abandoned and canceled pursuant to Section 2.9 hereof) shall be treated as Outstanding for all purposes under this Agreement, including the calculation and distribution of a CVR Payment Amount.

“Payment Certificate” has the meaning set forth in Section 2.4(a).

“Person” means any individual or Entity.

“Purchase Agreement” has the meaning set forth in the Recitals.

“Qualified Monetization” means (a) the adoption, enactment or promulgation of any Law by any Governmental Authority requiring the clearing of Applicable Spectrum (an “Applicable Order”) or (b) the consummation of an Applicable Transfer, in each case, whether occurring prior to or after the date hereof and that directly results in the receipt by the CVR Issuer or any of its Affiliates on or after the date hereof and prior to the Outside Date of cash consideration for the final clearance or transfer of Applicable Spectrum (including with respect to governmental relocation payments or private negotiations); provided, however, that in no event shall (i) any (x) Regulatory Concession (as defined in the Purchase Agreement) or (y) a Change of Control of the CVR Issuer be deemed a Qualified Monetization or (ii) the C-Band Order (as defined in the Purchase Agreement) constitute an Applicable Order.

“Rights Agent” has the meaning set forth in the Preamble or its successor or assigns.

“SEC” means the United States Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act or the Exchange Act.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means, with respect to any Person, any Entity (a) of which 50% or more of the outstanding share capital, voting securities or other voting equity interests are owned, directly or indirectly, by such Person, (b) of which such Person is entitled to elect, directly or indirectly, at least 50% of the board of directors (or managers) or similar governing body of such Entity or (c) if such Entity is a limited partnership or limited liability company, of which such Person or one of its Subsidiaries is a general partner or managing member or has the power to direct the policies, management or affairs of such Entity.

“Tax” means all taxes, duties, assessments, levies, imposts, and any other charges of a similar nature (including interest, penalties, additions to tax, and other liabilities with respect thereto), however denominated, that are imposed by any Governmental Authority.

“Tax Costs” means any liability for cash Taxes of any kind imposed on or with respect to the CVR Issuer or any of its Affiliates to the extent attributable to the receipt of any Gross Proceeds, determined on a “with and without” basis with respect to any amount of Gross Proceeds received by the CVR Issuer or any of its Affiliates, treating any Gross Proceeds received as the last item realized in the applicable taxable period; provided that (a) for the avoidance of doubt, the “with and without” basis determination (and treating any Gross Proceeds received as the last item realized in the applicable taxable period) is intended to have the effect that cash Taxes imposed shall be computed after reduction for any Tax attribute actually used (other than Tax deductions arising from the CVR payments to the CVR Issuer) by the CVR Issuer or any of its Affiliates to reduce such cash Taxes payable, including net operating losses or Tax credits (and the use of any such Tax attribute shall not itself be considered a Tax Cost) and (b) Tax Costs shall be increased by any out-of-pocket third-party costs and expenses reasonably attributable to determining the cash Taxes applicable to the receipt of Gross Proceeds by the CVR Issuer or any of its Affiliates.

“Termination Date” has the meaning set forth in Section 6.12.

“Transfer” means any sale, pledge, assignment, encumbrance or other transfer or disposition of any CVR to any other Person, whether directly, indirectly, voluntarily, involuntarily, by operation of law, pursuant to judicial process or otherwise. “Transferred,” “Transfer” used as a verb, “Transferor” and “Transferee” shall have the correlative meanings. For the avoidance of doubt, the term “Transfer” includes a transfer of Beneficial Interests through DTC.

Section 1.2 Rules of Construction. The term “this Agreement” means this Agreement together with all Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings herein are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No party hereto, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing or enforcing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against either party hereto, and no presumption or burden of proof will arise favoring or disfavoring any Person by virtue of its authorship of any provision of this Agreement. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof,” “hereunder” and words of similar import refer to this Agreement as a whole, including the Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause herein unless, in each case, the context otherwise requires; (b) the masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections and Exhibits of this Agreement; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) references to any agreement or contract are to that agreement or contract as amended, modified, supplemented or restated from time to time in accordance with the terms thereof; (i) references to any Person include the successors and permitted assigns of that Person and the predecessors in interest of that Person (but without prejudice to the provisions of this Agreement); (j) references from or through any date mean, unless otherwise specified, from and including or through and including, respectively; (k) the words “dollar,” “USD” or “$” shall mean U.S. dollars; (l) the word “day” means calendar day unless Business Day is expressly specified; (m) the phrase “to the extent” means the degree to which a subject or other thing extends, and shall not mean “if”; and (n) references herein to “default under,” “violation of” or other expression of similar import shall be deemed to be followed by the phrase “with or without notice or lapse of time, or both,” whether or not so specified. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter. References to a person are also to its successors and permitted assigns. Any Law defined or referred to herein means such Law as from time to time amended, modified or supplemented, and includes all rules and regulations promulgated under such Law.

ARTICLE II

CONTINGENT VALUE RIGHTS

Section 2.1 Issuance of CVRs; Appointment of Rights Agent.

(a) The CVRs represent the rights of Holders to receive contingent payments pursuant to this Agreement. It is acknowledged and agreed that the CVR Issuer, without any further action, has hereby issued to Indiana as the sole Holder an aggregate number of CVRs equal to the Fully Diluted Share Number as of the Effective Date in accordance with the Purchase Agreement.

(b) The parties acknowledge that Indiana intends to distribute the CVRs in the Liquidation to the holders of Indiana Equity Securities (as defined in the Purchase Agreement) in accordance with the Purchase Agreement, which distribution shall be permitted under this Agreement subject to Section 2.3. Indiana shall notify the CVR Issuer and the Rights Agent of the effectiveness of the Liquidation and appropriate instructions to enable the Rights Agent to update the CVR Register to reflect the distribution of the CVRs.

(c) The CVR Issuer hereby appoints Equiniti Trust Company, LLC as the Rights Agent to act as rights agent for the CVRs in accordance with the instructions hereinafter set forth in this Agreement, and the Rights Agent hereby accepts such appointment.

Section 2.2 Transferability.

(a) The CVRs or any Beneficial Interest shall be freely transferable without the prior consent of the CVR Issuer except as provided in this Section 2.2. Notwithstanding any other provision of this Agreement to the contrary, no Holder shall Transfer any of its CVRs or Beneficial Interests except:

(i) as permitted under the Securities Act and other applicable federal Law or state securities or blue sky Laws;

(ii) if such Transfer would not cause the CVR Issuer or any Subsidiary or Affiliate of the CVR Issuer to be required to register as an investment company under the Investment Company Act of 1940; and

(iii) if such Transfer would not cause the CVR Issuer or any Subsidiary or Affiliate of the CVR Issuer to be subject to regulation under the Investment Advisers Act of 1940.

(b) Any attempted or purported Transfer of all or a portion of the CVRs or Beneficial Interests held by a Holder in violation of this Section 2.2 shall be null and void and of no force or effect whatsoever, such purported Transferee shall not be treated as a Holder of the CVRs or Beneficial Interests for purposes of this Agreement or otherwise, and the Rights Agent shall not register such Transfer.

Section 2.3 CVR Register; DTC.

(a) The Rights Agent shall keep a register (the “CVR Register”) for the purpose of registering CVRs and permitted Transfers thereof. The CVRs shall be issued in the form of (a) one position for Cede & Co. representing all of the CVRs held by DTC on behalf of the Beneficial Owners holding through their respective DTC Participants and (b) Direct Registration CVRs. The Rights Agent shall have no responsibility whatsoever directly to the Beneficial Owners holding through their respective DTC Participants with respect to transfers of CVRs. Any Beneficial Owners holding through their respective DTC Participants may move their holdings of CVRs directly to the CVR Register as Direct Registration CVRs only through the procedures established by DTC.

(b) The direct Transferee (i.e., a Transferee that holds the CVRs directly and not simply a Beneficial Interest in CVRs registered in the name of Cede & Co.) of the CVRs Transferred shall be a Direct Owner for purposes of this Agreement. Any indirect Transferee (i.e., a Transferee that holds a Beneficial Interest in the CVRs registered in the name of Cede & Co.) of CVRs Transferred shall be bound by this Agreement as a Beneficial Owner. Following a Transfer in which a Beneficial Owner elects to hold as a Direct Owner (or vice versa), the Rights Agent shall amend the CVR Register to reflect the change in Direct Owners, and the Rights Agent shall take any other appropriate action in connection therewith.

(c) The CVR Issuer will enter into the Depository Agreement pursuant to which DTC will act as a securities depository for the CVRs. The CVRs deposited with DTC will be represented by a Global Security (which may be a book-entry security or consist of one or more certificates as required by DTC), which will be registered in the name of Cede & Co., as nominee for DTC or as DTC shall otherwise direct, and deposited with, or on behalf of, DTC. No other certificates evidencing such CVRs will be issued. The Global Security shall be in the form attached hereto as Exhibit A-2 or described therein and shall represent such CVRs as shall be specified therein and may provide that it shall represent the aggregate amount of Outstanding CVRs from time to time endorsed thereon and that the aggregate amount of Outstanding CVRs represented thereby may from time to time be increased or decreased. As of the Effective Date, without the need for any action or consent of any Person, including the CVR Issuer, an initial Global Security shall be issued reflecting the number of CVRs to be issued to Cede & Co. as of the Effective Date and shown on the CVR Register. Any Global Security shall be executed by an officer on behalf of the CVR Issuer. Any endorsement of a Global Security to reflect the amount, or any increase or decrease in the amount, of Outstanding CVRs represented thereby shall be made in such manner and upon instructions given by the CVR Issuer as specified in the Depository Agreement.

(d) Direct Registration CVRs shall be uncertificated and evidenced by the Direct Registration System maintained by the Rights Agent. Direct Registration CVRs do not need to be authenticated and shall be valid and obligatory for all purposes of this Agreement and shall entitle each Direct Owner thereof to all benefits of this Agreement.

(e) As promptly as reasonably practicable after the Effective Date, the Rights Agent shall provide a written statement to each Direct Owner showing the number of Direct Registration CVRs held thereby. Thereafter, the Rights Agent shall provide periodic written statements (and no less than biannually) to each Direct Owner showing the number of Direct Registration CVRs held thereby.

Section 2.4 Determination of Applicable Consideration.

(a) Within ninety (90) days following the receipt by the CVR Issuer or any of its Affiliates of any Gross Proceeds, the CVR Issuer shall deliver to the Rights Agent a certificate (a “Payment Certificate”) setting forth, in reasonable detail with reasonable supporting information, the CVR Issuer’s calculation of the Applicable Consideration with respect to such Gross Proceeds, including the CVR Issuer’s calculation of Gross Proceeds, Net Proceeds and Applicable Expenses (and the components thereof). Promptly following the CVR Issuer’s delivery of a Payment Certificate to the Rights Agent (but in any event within five (5) Business Days thereafter), the Rights Agent shall mail a notice, by email to the email address that appears on the CVR Register or, if no email address appears on the CVR Register, by first class mail to the Holders at their addresses as they appear on the CVR Register, that includes a copy of such Payment Certificate (a “Payment Notice”). All determinations and calculations with respect to the calculation of any Applicable Consideration in a Payment Certificate shall be reasonably made by the CVR Issuer in good faith, and such determinations shall be final, binding and conclusive on the Holders, absent manifest mathematical error, subject to the CVR Issuer’s receipt of a Payment Dispute Statement in accordance with the terms set forth in this Section 2.4.

(b) In the event that Holders holding CVRs representing at least forty-two and one-half percent (42.5%) of the Outstanding CVRs disagree with any of the determinations or calculations set forth in a Payment Certificate (such Holders, the “Disputing Holders”), the Disputing Holders may, within ten (10) Business Days after receipt by the Disputing Holders of the Payment Notice, deliver written notice to the CVR Issuer and the Rights Agent (a “Dispute Statement”) setting forth in reasonable detail the determinations or calculations (the “Disputed Items”) that the Disputing Holders dispute. Any determinations or calculations not specifically identified in the Dispute Statement shall be deemed to be final, binding and conclusive upon each of the Holders and the CVR Issuer. In the event that the CVR Issuer and the Rights Agent do not receive a Dispute Statement within such ten (10) Business Day period, then the Payment Certificate shall be deemed to be final, binding and conclusive upon each of the Holders and the CVR Issuer. Notwithstanding anything herein to the contrary, the Holders shall have no right to contest or otherwise dispute the CVR Issuer’s calculation of Tax Costs, or request any information with respect thereto, in each case, absent manifest mathematical error.

(c) A representative of the Disputing Holders (such representative to be identified in the Dispute Statement and selected by Disputing Holders who hold a majority of all CVRs held by the Disputing Holders), on the one hand, and the CVR Issuer, on the other hand, shall seek in good faith to resolve the Disputed Items for a period of ten (10) Business Days beginning on the date the CVR Issuer receives the Dispute Statement. If the representative of the Disputing Holders, on one hand, and the CVR Issuer, on the other hand, are unable to resolve any Disputed Items during such ten (10)-Business Day period, then the CVR Issuer shall promptly engage an independent third-party financial, accounting, valuation, appraisal or other advisor selected by a majority of the Disputing Holders that is reasonably acceptable to the CVR Issuer (an “Independent Advisor”) to conduct a non-binding determination or calculation of the remaining Disputed Items. The CVR Issuer shall use its commercially reasonable efforts to cause the Independent Advisor to make any such non-binding determinations or calculations as promptly as reasonably practicable, but in any event within thirty (30) days, of its engagement by the CVR Issuer. The CVR Issuer shall consider in good faith any comments to the Disputed Items in the

Payment Certificate based on the determinations and calculations of the Independent Advisor. Notwithstanding anything to the contrary contained herein, the CVR Issuer shall not be required to make any adjustments to its own determinations as a result of the Independent Advisor’s comments, calculations, or determinations; provided that, if the CVR Issuer does make any such adjustments, it may not assign a value (i) higher than the greatest value for any Disputed Item calculated by the CVR Issuer or the Independent Advisor (whichever is greater) or (ii) lower than the smallest value for such item calculated by the CVR Issuer or the Independent Advisor (whichever is smaller). Notwithstanding anything to the contrary herein, in no event shall the CVR Issuer be required to engage an Independent Advisor more than once with respect to any Applicable Consideration contemplated by a Payment Certificate. The cost and expense of the Independent Advisor (the “Independent Advisor Costs”) shall be borne fifty percent (50%) by the CVR Issuer and the remaining fifty percent (50%) of the Independent Advisor Costs shall be borne pro rata by the Holders (with such portion of the Independent Advisor Costs to be offset against the amount payable to Holders hereunder). For the avoidance of doubt, in no instance shall any Holder be required to pay for its respective allocation of the Independent Advisor Costs other than by offset against the amounts payable to such Holder hereunder.

(d) The Payment Certificate, as modified to incorporate any comments pursuant to the prior paragraph (if applicable), is hereinafter referred to as a “Final Payment Certificate.” Within five (5) Business Days following the completion of any Final Payment Certificate, the CVR Issuer shall distribute an amount in cash equal to the amount of the Applicable Consideration set forth in such Final Payment Certificate to the Rights Agent, for further distribution to the Holders in accordance with Section 2.5.

(e) The CVR Issuer shall use commercially reasonable efforts to provide the Independent Advisor such information, cooperation and access as the Independent Advisor may reasonably request in connection with Section 2.4(c) (subject to customary confidentiality restrictions and access letters).

(f) If, after the payment of any Applicable Consideration hereunder, it is determined by the CVR Issuer in good faith that Applicable Expenses were greater or less than the amount used to determine the Applicable Consideration, any future payments of Applicable Consideration shall be adjusted to take into account such differences (which adjustment shall, subject to the following sentence, be the sole recourse of the parties with respect to any such deviation). In addition, if the CVR Issuer receives any reimbursement for Applicable Expenses pursuant to an Applicable Order and such reimbursement has not already been taken into account in the payment of Applicable Consideration, the Holders shall be entitled to their Applicable Percentage of such reimbursed expenses.

Section 2.5 Payments of CVR Payment Amount. Within five (5) Business Days following receipt of any Applicable Consideration from the CVR Issuer for payment to the Holders (each, a “CVR Payment Amount”), including pursuant to Section 2.4(d) and Section 2.4(f), the Rights Agent shall pay the applicable pro rata share of such CVR Payment Amount to (a) each Holder holding its CVRs directly on the CVR Register (i) by check mailed to the address of such Holder as reflected on the CVR Register as of the close of business on the last Business Day prior to such date or (ii) if such Holder has provided the Rights Agent with wire transfer instructions in writing, by wire transfer of immediately available funds to the account specified in such instructions, and (b) Beneficial Owners of the CVRs holding through their respective DTC Participants by sending a lump payment to DTC in respect of all such CVRs. The Rights Agent shall have no responsibilities whatsoever with regard to the distribution of payments by DTC to such Beneficial Owners. The pro rata share of each CVR Payment Amount due to each Holder shall be determined by multiplying the CVR Payment Amount by a fraction (A) the numerator of which is the total number of CVRs owned by such Holder on the CVR Payment Date (or any record date established by the CVR Issuer in accordance with this Agreement) and (B) the denominator of which is the total number of CVRs Outstanding on the CVR Payment Date (or such record date, as applicable).

Section 2.6 Record Date. The CVR Issuer may set a record date for purposes of determining the identity of Holders entitled to (a) receive the CVR Payment Amount or (b) consent to any other matter which is specifically delegated to the Holders under this CVR Agreement. The record date with respect to any CVR Payment shall be at least three (3) Business Days prior to the CVR Payment Date and no more than twenty (20) days prior to the CVR Payment Date. If not set by the CVR Issuer prior to the first solicitation of a Holder of CVRs made by any Person in respect of any such action, the record date for such action shall be the later of twenty (20) days prior to the first solicitation of such consent or the date of the most recent list of Holders furnished to the Rights Agent prior to such solicitation. If a record date is fixed, those Persons who were Holders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to receive the CVR Payment Amount or take such action by consent, whether or not such Persons continue to be Holders after such record date. No such consent shall be valid or effective if taken or made more than one hundred twenty (120) days after such record date. The CVR Issuer shall provide Holders at least ten (10) Business Days’ notice of any record date set pursuant to this Section 2.6.

Section 2.7 Payments on CVRs.

(a) The CVR Issuer, the Rights Agent and their respective Affiliates are entitled to deduct and withhold, or cause to be deducted or withheld, from any amount payable pursuant to this Agreement, such amounts as are required to be deducted and withheld with respect to such payment under any provision of U.S. or non-U.S. federal, national, supranational, state, local, provincial or similar Tax Law, and shall take all actions that may be necessary to ensure that any amounts so deducted or withheld are timely remitted to the appropriate Governmental Entity as required by applicable Law. To the extent that amounts are so deducted or withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made. The CVR Issuer, the Rights Agent and their respective Affiliates shall (i) use commercially reasonable efforts to notify the relevant payee of any required withholding no later than five (5) Business Days in advance of the date of the relevant payment, and (ii) reasonably cooperate with such payee and its Affiliates in obtaining any available exemption or reduction, of, or otherwise minimizing, such withholding. The Rights Agent shall be entitled to solicit any appropriate forms or information, from Holders in order to determine the amount of such withholding, if any, and shall cooperate with the Holders to mitigate or eliminate any such withholding to the extent permitted by applicable law.

(b) Neither the CVR Issuer nor the Rights Agent shall be liable to any Person in respect of the CVR Payment Amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If, despite the CVR Issuer’s or the Rights Agent’s commercially reasonable efforts to deliver the CVR Payment Amount to the applicable Holder, such CVR

Payment Amount has not been paid prior to two (2) years after the CVR Payment Date (or immediately prior to such earlier date on which such CVR Payment Amount would otherwise escheat to or become the property of any Governmental Authority), such CVR Payment Amount shall, to the extent permitted by applicable Law, become the property of the CVR Issuer, free and clear of all claims or interest of any Person previously entitled thereto.

Section 2.8 No Voting, Dividends or Interest; No Equity or Ownership Interest in the CVR Issuer.

(a) Neither the Holders (by virtue of their ownership of the CVRs) nor the CVRs shall have any rights common to shareholders of the CVR Issuer, including voting and dividend rights. The CVRs shall not represent an equity or ownership interest in the CVR Issuer.

(b) Interest shall not accrue on any amounts that may be payable to a Holder.

(c) Except as expressly set forth in this Agreement, the CVRs shall not (i) be subject to any mandatory or optional redemption rights by the Holders or the CVR Issuer, (ii) mature or trigger any right to payment by the Holders in any amount or on any specific date, or (iii) be convertible into or exchangeable for any security or other interest in the CVR Issuer.

Section 2.9 Ability to Abandon CVR; CVR Issuer Acquisition of CVRs. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to the CVR Issuer without consideration therefor and such CVR shall be canceled and shall not be considered Outstanding for any purposes under this Agreement. Nothing in this Agreement shall prohibit the CVR Issuer or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion.

ARTICLE III

THE RIGHTS AGENT

Section 3.1 Certain Duties and Responsibilities. The Rights Agent shall not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its fraud, willful misconduct, or gross negligence.

Section 3.2 Certain Rights of Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations may be read into this Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely and shall be protected and held harmless by the CVR Issuer in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) whenever the Rights Agent shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the

Rights Agent, and the Rights Agent shall, in the absence of fraud, gross negligence or willful misconduct of the Rights Agent or any of its Affiliates, incur no liability to anyone;

(c) the Rights Agent may consult with, and obtain advice from, legal counsel in the event of any question as to any of the provisions hereof or the duties hereunder, and the Rights Agent shall incur no liability or responsibility to the CVR Issuer or to any Holder for any action taken, suffered or omitted by it absent gross negligence, willful misconduct, fraud or bad faith (each as determined by a final judgment of a court of competent jurisdiction) in accordance with the opinion or advice of such counsel;

(d) the permissive rights of the Rights Agent to do things enumerated in this Agreement may not be construed as a duty;

(e) the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f) the Rights Agent shall not be liable for or by reason of, and shall be held harmless by the CVR Issuer with respect to, any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the CVR Issuer only;

(g) the Rights Agent shall have no liability and shall be held harmless by the CVR Issuer in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery hereof by the CVR Issuer); nor shall it be responsible for any breach by the CVR Issuer of any covenant or condition contained in this Agreement;

(h) the CVR Issuer agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with the Rights Agent’s duties under this Agreement, including the reasonable and documented out-of-pocket costs and expenses of defending the Rights Agent against any claims, charges, demands, suits or loss, unless such loss has been determined by a court of competent jurisdiction to be a result of the Rights Agent’s fraud, gross negligence, or willful misconduct (in which case the Rights Agent shall repay the CVR Issuer for any such losses for which the Rights Agent shall have received reimbursement);

(i) the CVR Issuer agrees to pay the reasonable and documented out-of-pocket fees and expenses of the Rights Agent in connection with this Agreement as agreed upon in writing by the Rights Agent and the CVR Issuer on or prior to the date hereof; and

(j) no Holder shall be obligated to indemnify the Rights Agent for any services or actions under this Agreement and the Rights Agent shall not be entitled to deduct any sums from the CVR Payment Amount in any circumstance except as provided in Section 2.7(a).

Section 3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to the CVR Issuer specifying a date when such resignation shall take effect, which notice shall be sent at least sixty (60) days prior to the date so specified but in no event shall such resignation become effective until a successor Rights Agent has been appointed. The CVR Issuer has the right to remove the Rights Agent at any time by a Board Resolution specifying a date when such removal shall take effect but no such removal shall become effective until a successor Rights Agent has been appointed. Notice of such removal shall be given by the CVR Issuer to the Rights Agent, which notice shall be sent at least sixty (60) days prior to the date so specified.

(b) If the Rights Agent provides notice of its intent to resign, is removed pursuant to Section 3.3(a) or becomes incapable of acting, the CVR Issuer shall, as soon as is reasonably practicable, appoint a qualified successor Rights Agent who, unless otherwise consented to in writing by the Majority of Holders, shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank of national reputation. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c) Promptly upon the delivery of any notice of resignation of a Rights Agent, removal of a Rights Agent or appointment of a successor Rights Agent, the CVR Issuer shall give notice of each such resignation and each such removal of a Rights Agent and each such appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice shall include the name and address of the successor Rights Agent. If the CVR Issuer fails to send such notice within fifteen (15) days after acceptance of appointment by a successor Rights Agent in accordance with Section 3.4, the successor Rights Agent, within fifteen (15) days of such failure, shall cause the notice to be mailed at the expense of the CVR Issuer.

Section 3.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed pursuant to Section 3.3(b) hereunder shall execute, acknowledge and deliver to the CVR Issuer and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of the CVR Issuer or the successor Rights Agent, the retiring Rights Agent shall execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent.

ARTICLE IV

COVENANTS

Section 4.1 List of Holders. The CVR Issuer shall furnish or cause to be furnished to the Rights Agent the names and addresses of the Direct Owners following the CVR Issuer receipt of notice of such Direct Owners’ names and addresses; provided that, notwithstanding the foregoing, the CVR Issuer shall have no obligations pursuant to this sentence if the only Direct Owner is Cede & Co. at the Effective Date. The Rights Agent shall reflect such names and addresses on the CVR Register and confirm the write up of the CVR Register and list of initial Direct Owners to the CVR Issuer promptly following receipt of such names and addressed from the CVR Issuer.

Section 4.2 Nonassignability. The CVR Issuer shall not, and shall cause all of its applicable Affiliates not to, assign the right to receive any consideration that would constitute Applicable Consideration to any Person unless such Person is an Affiliate and such assignment is made pursuant to Section 6.3.

ARTICLE V

AMENDMENTS

Section 5.1 Amendments without Consent of Holders.

(a) Without the consent of any Holders or the Rights Agent, the CVR Issuer may enter into one or more amendments hereto, for any of the following purposes:

(i) to evidence the succession of another Person to the CVR Issuer and the assumption by any such successor of the covenants of the CVR Issuer herein as provided in and subject to conformity with Section 6.3;

(ii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of any Holder, in which case such amendment shall be governed by Section 5.2(a);

(iii) to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein in accordance with Section 3.3 and Section 3.4; or

(iv) any other amendments hereto, unless such amendment is adverse to the interests of any Holder (in which case such amendment shall not be effective against such adversely affected Holder without such adversely affected Holder’s prior written consent but shall be effective against all of the other Holders who are not adversely affected).

(b) Promptly after the execution by the CVR Issuer and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, the CVR Issuer shall mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

Section 5.2 Amendments with the Consent of the CVR Issuer and Holders.

(a) Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders), with the prior written consent of each of (i) Holders holding CVRs representing at least seventy-five percent (75%) of the Outstanding CVRs and (ii) the CVR Issuer, the CVR Issuer and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement.

(b) Promptly after the execution by the CVR Issuer, the Rights Agent, and, if applicable, the Holders holding CVRs representing at least seventy-five percent (75%) of the Outstanding CVRs of any amendment pursuant to the provisions of this Section 5.2, the CVR Issuer shall mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

Section 5.3 Effect of Amendments. Upon the execution of any amendment under this Article V, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and the CVR Issuer, the Rights Agent, and each Holder shall be bound thereby.

ARTICLE VI

OTHER PROVISIONS OF GENERAL APPLICATION

Section 6.1 Notices to Rights Agent and the CVR Issuer. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by email, at the time of delivery by email (provided there is no automated return email indicating the email address is no longer valid or active or the recipient thereof is unavailable), (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to the Rights Agent, to it at:

Equiniti Trust Company, LLC

48 Wall Street, 22nd Floor

New York, New York 10005

Attention: Reorg Department

Email: ReorgRM@equiniti.com

with a copy (which shall not constitute notice) to:

Equiniti Trust Company, LLC

48 Wall Street, 22nd Floor

New York, New York 10005

Attention: Legal Department

Email: LegalTeamUS@equiniti.com

If to the CVR Issuer, to it at:

SES S.A.

Château de Betzdorf

L-6815 Betzdorf, Grand Duchy of Luxembourg

Attention:   Thai Rubin

Email: thai.rubin@ses.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

Attention:   David Wilf; Phillip Sanders

Email:   dwilf@gibsondunn.com

      psanders@gibsondunn.com

All notices not delivered by email shall, contemporaneously with the delivery of such notice by other means in compliance with this Section 6.1, be delivered by the delivering party to the other party receiving any such notice by email (it being understood and agreed that a failure by a party hereto to deliver such notice by email shall not invalidate the validity of the delivery by such other means in compliance with this Section 6.1). The Rights Agent or the CVR Issuer may specify a different address or facsimile number by giving notice in accordance with this Section 6.1.

Section 6.2 Notice to Holders. Where this Agreement provides for notice to Holders, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.

Section 6.3 Successors and Assigns; Merger, Change of Control.

(a) The CVR Issuer may assign any or all of its rights, interests and obligations hereunder to, in its sole discretion and without the consent of any other party hereto, any of its Affiliates; provided that (i) the CVR Issuer delivers to the Rights Agent an Officer’s Certificate certifying that such Affiliate will be able to make any applicable payments pursuant to such agreement; and (ii) the Assignee agrees to assume and be bound by all of the terms of this Agreement, and provided, further, that the CVR Issuer shall remain liable for the performance by such Assignee of all obligations of the CVR Issuer hereunder (any permitted assignee pursuant to this Section 6.3, an “Assignee”). This Agreement shall be binding upon, inure to the benefit of, and be enforceable by each of the successors of the CVR Issuer and each Assignee. Each of the successors of the CVR Issuer and Assignees shall expressly assume by an instrument supplemental hereto, executed and delivered to the Rights Agent, the due and punctual performance and observance of all of the covenants and obligations of this Agreement to be performed or observed by the CVR Issuer. Any attempted assignment in violation of this Section 6.3 shall be void and of no effect.

(b) The CVR Issuer shall not consolidate, amalgamate, merge or combine with or into any other Entity in which the CVR Issuer shall not be the surviving or continuing Entity in such consolidation, amalgamation, merger or combination, unless the surviving Entity in such consolidation, amalgamation, merger or combination shall assume all of the obligations of the CVR Issuer under this Agreement. This Agreement and the CVRs shall survive any Change of Control.

Section 6.4 No Third-Party Beneficiaries. Nothing herein, express or implied, is intended to or shall confer upon any Person other than the parties hereto, the Holders and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement. The rights of Holders and their successors and permitted assigns are limited to those expressly provided in this Agreement. Notwithstanding anything to the contrary contained herein, any Holder or Holder’s successor or permitted assign may agree to renounce, in whole or in part, its rights under this Agreement by written notice to the Rights Agent and the CVR Issuer, which notice, if given, shall be irrevocable.

Section 6.5 Governing Law. All claims, disputes and causes of action that may be based on, arise out of or relate hereto or the negotiation, execution, performance or subject matter hereof, shall be governed by the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 6.7 Submission to Jurisdiction. With respect to any Action arising out of or pursuant to this Agreement, each party hereto (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the U.S. District Court for the District of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware, (b) agrees that all such Actions shall be heard and determined exclusively in the courts identified in clause (a) of this Section 6.7, (c) waives any objection to laying venue in any such Action or cause of action in such courts, (d) waives any objection that any such court is an inconvenient forum or does not have jurisdiction over any Party and (v) agrees that service of process upon such Party in any such Action or cause of action shall be effective if such process is given as a notice under Section 6.1.

Section 6.8 Waiver of Trial by Jury. EACH PARTY HERETO HEREBY WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT, ANY RIGHTS OR OBLIGATIONS HEREUNDER OR THE PERFORMANCE OF ANY SUCH RIGHTS OR OBLIGATIONS.

Section 6.9 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been herein and the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of such parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the greatest extent possible.

Section 6.10 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other party.

Section 6.11 PDF Signature. This Agreement may be executed manually or by other electronic transmission by the parties hereto and the exchange of a fully executed Agreement (in counterparts or otherwise), including by generally recognized and qualified e-signature technology, shall be sufficient to bind the parties hereto to the terms and conditions of this Agreement and to constitute an original for all purposes.

Section 6.12 Termination. This Agreement and the CVRs issued hereunder shall automatically terminate, without further action of any parties hereto, and be of no force or effect, and the parties hereto shall have no liabilities hereunder or with respect to any of the CVRs, upon the earlier to occur of (a) the date on which all of the Applicable Spectrum has been monetized pursuant to one or more events of Qualified Monetization (and all of the Applicable Consideration resulting therefrom has been deposited with the Rights Agent for further distribution to the Holders) and (b) the Outside Date. Such date that is the earlier to occur of the foregoing is referred to as the “Termination Date”.

Section 6.13 Entire Agreement. This Agreement (including the Exhibits hereto) constitutes the entire agreement, and supersedes all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings between the parties hereto with respect to the subject matter hereof.

Section 6.14 No Recourse. All claims, obligations, liabilities, or causes of action (whether at law or in equity) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, the transactions contemplated hereby or the negotiation, execution, or performance of this Agreement or the transactions contemplated hereby, may be made only against (and are those solely of) the parties hereto (each, a “Contracting Party”). No Person who is not a Contracting Party, including any past, present or future Representative, incorporator, shareholder or Affiliate of such Contracting Party or Affiliate of any of the foregoing (the “Non-Party Affiliates”), shall have any liability (whether at law or in equity) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or the transactions contemplated hereby, or based on, in respect of, or by reason of this Agreement or the transactions contemplated hereby, or in its negotiation, execution, performance, or breach. To the maximum extent permitted by applicable Law, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action and obligations against any such Non-Party Affiliates. Without limiting the generality of the foregoing, to the maximum extent permitted by applicable Law, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the Entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Non-Party Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise and (b) each Contracting Party disclaims any reliance upon any Non-Party Affiliates with respect to the performance of this Agreement and the transactions contemplated hereby or any representation or warranty made herein by a Contracting Party. By accepting a CVR, each Holder waives and releases all such liability against all Non-Party Affiliates. The waiver and release are part of the consideration for the issue of the CVRs.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

CVR Issuer:

SES

By:	/s/ Adel Al-Saleh
Name:	Adel Al-Saleh
Title:	Chief Executive Officer

Rights Agent:

EQUINITI TRUST COMPANY, LLC

By:	/s/ Michael Legregin
Name:	Michael Legregin
Title:	Senior Vice President, Corporate Actions Relationship Management & Operations

[Signature Page to CVR Agreement]

EXHIBIT A-1

DIRECT OWNER LEGEND

THE CVRS ARE SUBJECT TO VARIOUS TERMS, PROVISIONS AND CONDITIONS, INCLUDING CERTAIN RESTRICTIONS ON SALE, DISPOSITION OR TRANSFER, AS SET FORTH IN THE CVR AGREEMENT OF SES S.A. (THE “CVR ISSUER”), DATED AS OF [•] [•], 202[•] (AS AMENDED, SUPPLEMENTED, AMENDED AND RESTATED OR OTHERWISE MODIFIED FROM TIME TO TIME, THE “CVR AGREEMENT”). NO REGISTRATION OR TRANSFER OF THE CVRS MAY BE MADE UNLESS AND UNTIL SUCH RESTRICTIONS SHALL HAVE BEEN COMPLIED WITH, INCLUDING COMPLIANCE WITH THE CVR AGREEMENT.

THE CVR ISSUER OR THE RIGHTS AGENT WILL FURNISH, WITHOUT CHARGE, TO EACH HOLDER OF RECORD OF THE CVRS REPRESENTED HEREBY A COPY OF THE CVR AGREEMENT, CONTAINING THE ABOVE-REFERENCED TERMS, PROVISIONS AND CONDITIONS, INCLUDING RESTRICTIONS ON SALE, DISPOSITION OR TRANSFER OF THE CVRS UPON WRITTEN REQUEST TO THE CVR ISSUER AT ITS PRINCIPAL PLACE OF BUSINESS. THESE LEGENDS MAY NOT BE REMOVED WITHOUT THE WRITTEN CONSENT OF THE CVR ISSUER.

[Signature Page to CVR Agreement]

EXHIBIT A-2

FORM OF GLOBAL CERTIFICATE

UNLESS THIS GLOBAL CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO SES (THE “CVR ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUIRED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFER OF THIS GLOBAL CERTIFICATE SHALL BE LIMITED TO TRANSFERS IN WHOLE, AND NOT IN PART, TO THE CVR ISSUER, DTC, THEIR SUCCESSORS AND THEIR RESPECTIVE NOMINEES.

THE CVRS REPRESENTED HEREBY ARE SUBJECT TO VARIOUS TERMS, PROVISIONS AND CONDITIONS, INCLUDING CERTAIN RESTRICTIONS ON SALE, DISPOSITION OR TRANSFER AS SET FORTH IN THE CVR AGREEMENT OF THE CVR ISSUER, DATED AS OF [•] [•], 202[•] (AS AMENDED, SUPPLEMENTED, AMENDED AND RESTATED OR OTHERWISE MODIFIED FROM TIME TO TIME, THE “CVR AGREEMENT”). NO REGISTRATION OR TRANSFER OF CVRS MAY BE MADE UNLESS AND UNTIL SUCH RESTRICTIONS SHALL HAVE BEEN COMPLIED WITH, INCLUDING COMPLIANCE WITH THE CVR AGREEMENT. THE CVR ISSUER OR THE RIGHTS AGENT WILL FURNISH, WITHOUT CHARGE, TO EACH HOLDER OF RECORD OF THE CVRS REPRESENTED HEREBY A COPY OF THE CVR AGREEMENT, CONTAINING THE ABOVE-REFERENCED TERMS, PROVISIONS AND CONDITIONS. NO TRANSFER OF CVRS WILL BE MADE ON THE BOOKS OF THE CVR ISSUER UNLESS ACCOMPANIED BY EVIDENCE OF COMPLIANCE WITH THE APPLICABLE TERMS OF THE CVR AGREEMENT.

NO PERSON MAY BECOME A HOLDER OF CVRS PURSUANT TO ANY TRANSFER OF CVRS OTHER THAN A TRANSFER THAT IS PERMITTED BY AND IN ACCORDANCE WITH THE TERMS OF THE CVR AGREEMENT.

SES

CUSIP No. [•]	Certificate for	Contingent Value Rights
[___________]

This certifies that __________, or registered assigns (the “Holder”), is the registered holder of the number of Contingent Value Rights (“CVRs”) set forth above. Each CVR entitles the Holder, subject to the provisions contained herein and in the CVR Agreement referred to on the reverse hereof, to payments from SES S.A., a société anonyme existing under the laws of the Grand Duchy of Luxembourg registered under number B81267 with the Luxembourg Registre de commerce et des sociétés (the “CVR Issuer” or the “Company”), in the amounts and in the forms determined pursuant to the provisions set forth on the reverse hereof and as more fully described in the CVR Agreement referred to on the reverse hereof. Such payments shall be made by the CVR Issuer in accordance with the terms of the CVR Agreement.

[Signature Page to CVR Agreement]

Payment of any amounts pursuant to this CVR certificate shall be made only to the registered Holder (as defined in the CVR Agreement) of this CVR certificate. Such payment shall be made at an office or agency maintained by the Company for such purpose, in such coin or currency of the United States of America as at the time is legal tender for the payment of public and private debts; provided, however, the Company may pay such amounts by wire transfer or check payable in such money. [•] has been initially appointed as Rights Agent.

Reference is hereby made to the further provisions of this CVR certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been duly executed by the Rights Agent referred to on the reverse hereof, this CVR certificate shall not be entitled to any benefit under the CVR Agreement, or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this Certificate to be duly executed in its name by the manual or electronic signature of one of its authorized signatories.

Dated: [ ]

SES

By:
Name:
Title:

[Form of Reverse of CVR certificate]

1. This CVR certificate is issued under and in accordance with the Contingent Value Rights Agreement, dated as of [•] [•], 202[•] (the “CVR Agreement”), between the Company and [•], a [•], as Rights Agent (the “Rights Agent,” which term includes any successor Rights Agent under the CVR Agreement), and is subject to the terms and provisions contained in the CVR Agreement, to all of which terms and provisions the Holder of this CVR certificate consents by acceptance hereof. The CVR Agreement is hereby incorporated herein by reference and made a part hereof. Reference is hereby made to the CVR Agreement for a full statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Company, the Rights Agent and the Holders of the CVRs. All capitalized terms used in this CVR certificate without definition shall have the respective meanings ascribed to them in the CVR Agreement. Copies of the CVR Agreement can be obtained by contacting the Rights Agent.

2. The Company shall make the CVR Payment Amount required by Section 2.5 of the CVR Agreement, to the Rights Agent, for further distribution by the Rights Agent to the Holders in accordance with Section 2.5 of the CVR Agreement, and subject to the Dispute Resolution Procedures.

3. In the event of any conflict between this CVR certificate and the CVR Agreement, the CVR Agreement shall govern and prevail.

4. The CVR Payment Amount, if any, and interest thereon, if any, shall be payable by the Company in such coin or currency of the United States of America as at the time is legal tender for the payment of public and private debts; provided, however, that such amounts may be paid check or wire transfer payable in such money. [•] has been initially appointed as Rights Agent at its office or agency in [•].

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5. No reference herein to the CVR Agreement and no provision of this CVR certificate or of the CVR Agreement shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay any amounts determined pursuant to the terms hereof and of the CVR Agreement at the times, place and amount, and in the manner, herein prescribed.

6. As provided in the CVR Agreement and subject to certain limitations therein set forth, the transfer of the CVRs represented by this CVR certificate is registrable on the Security Register, upon surrender of this CVR certificate for registration of transfer at the office or agency of the Company maintained for such purpose, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new CVR certificates or Direct Registration CVRs for the same amount of CVRs, will be issued to the designated transferee or transferees. The Company hereby initially designates the office of Rights Agent at [•] as the office for registration of transfer of this CVR certificate.

7. As provided in the CVR Agreement and subject to certain limitations therein set forth, this CVR certificate is exchangeable for one or more CVR certificates or Direct Registration CVRs representing the same number of CVRs as represented by this CVR certificate as requested by the Holder surrendering the same.

8. No service charge will be made for any registration of transfer or exchange of CVRs, but the Company may require payment of a sum sufficient to cover all documentary, stamp or similar issue or transfer taxes or other governmental charges payable in connection with any registration of transfer or exchange.

9. Prior to the time of due presentment of this CVR certificate for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may treat the Person in whose name this CVR certificate is registered as the owner hereof for all purposes, and neither the Company, the Rights Agent nor any agent shall be affected by notice to the contrary.

10. Neither the Company nor the Rights Agent has any duty or obligation to the holder of this CVR certificate, except as expressly set forth herein or in the CVR Agreement.

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RIGHTS AGENT’S CERTIFICATE OF AUTHENTICATION

This is one of the Global Securities referred to in the within-mentioned CVR Agreement.

[__________], as the Rights Agent
Dated: [•]

By:

Authorized Signatory

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Exhibit B

[To Come]

[Signature Page to CVR Agreement]